Exhibit 10.8

CHIQUITA BRANDS INTERNATIONAL, INC.
EXECUTIVE OFFICER SEVERANCE PAY PLAN

Effective as of January 30, 2012

CHIQUITA BRANDS INTERNATIONAL, INC.
EXECUTIVE OFFICER SEVERANCE PAY PLAN
Chiquita Brands International, Inc. and certain of its subsidiaries (individually and collectively, the “Company”) have adopted this Plan to provide Severance Benefits as delineated herein to any executive officer of the Company whose employment is terminated by the Company for reasons other than “Cause”, or by the executive officer for “Good Reason” or by the executive officer not receiving or accepting an offer of transfer upon relocation of the Company’s corporate headquarters. The Plan is administered by the Company’s Benefits Committee, which is the Plan Administrator. The term “Benefits Committee” means the Compensation and Development Committee of the Company’s Board of Directors, or such other committee as may be appointed as the “Benefits Committee” by the Compensation and Development Committee of the Board of Directors. The Plan’s “Plan Year” is the 12-month period ending December 31.
The Plan is amended, restated, and continued in the form set forth herein. The Plan (as so amended and restated) is effective with respect to terminations of employment occurring on or after January 30, 2012.
1. Eligibility
You are eligible for benefits under this Plan if you are an executive officer (as defined in Rule 3b-7 under the Securities Exchange Act of 1934) of the Company reporting directly to the Chief Executive Officer, you are employed in the United States on a payroll maintained in the United States, you have been employed for one year or more and you are not excluded by Section (3).
2. Participation
If you are eligible for the Plan, you will become entitled to Plan benefits if you meet one of the requirements in Subsection 2(a) and 2(b), meet the requirement in Subsection 2(c), and are not excluded from eligibility under Section 3.
(a) Termination Requirement
Your employment must be terminated by you for “Good Reason” or by the Company for reasons other than “Cause,” subject to the following:
(i) “Cause” means any one or more of the following:
(A) the willful and continued failure by you to substantially perform your duties that is not cured within 30 days after specific notice by the Chief Executive Officer of the Company,
(B) the willful engaging by you in conduct demonstrably and materially injurious to the Company or its subsidiaries or
(C) your refusal to cooperate with any legal proceeding or investigation if so requested to do so by the Company.
To be “willful,” your conduct must be not in good faith and without reasonable belief that you acted in the best interest of the Company.
(ii) “Good Reason” means:
(A) a substantial adverse alteration in the nature or status of your responsibilities; or
(B) a reduction in your annual salary or target annual bonus opportunity, or a failure to provide you with participation in any stock option or other equity-based compensation plan in which other employees of the Company (and any parent, surviving or acquiring company) participate; unless either such reduction or failure does not unreasonably discriminate against you, as compared to such other employees who have similar levels of responsibility and compensation, or such reduction is not material to the compensation paid to you.

(iii) The Chief Executive Officer of the Company will determine whether your employment was terminated by the Company for reasons other than “Cause” or by you for “Good Reason.” Notwithstanding the foregoing, any resignation by you shall not be considered to have been for “Good Reason” unless the resignation occurs within 90 days after your becoming aware of the act or acts constituting “Good Reason.”

(iv) References in the Plan to your termination of employment (including references to your employment termination, and to your terminating employment) shall mean your ceasing to be employed by the Company and the Related Companies, subject to the following:
(A) The employment relationship will be deemed to have ended at the time you and your employer reasonably anticipate that the level of bona fide services you would perform for the Company and the Related Companies after such date (whether as an employee or independent contractor, but not as a director) would permanently decrease to no more than 20% of the average level of bona fide services performed over the immediately preceding 36 month period for the Company and the Related Companies (or the full period of service to the Company and the Related Companies if you have has performed services for the Company and the Related Companies for less than 36 months). In the absence of an expectation that you will perform at the above-described level, the date of termination of employment will not be delayed solely by reason of your continuing to be on the Company's and the Related Companies' payroll after such date.
(B) The employment relationship will be treated as continuing intact while you are on a bona fide leave of absence (determined in accordance with Treas. Reg. §1.409A-1(h)).
You shall be treated as having terminated employment at the time your employer ceases to be a Related Company; provided, however, that to the extent required by Internal Revenue Code (“Code”) Section 409A, no such termination of employment will be deemed to occur by reason of a spinoff or other transaction where you continue to be employed by your employer immediately after the time of the consummation of the transaction, or thereafter until you cease to be employed by the employer or its affiliates.
"Related Companies" shall mean all companies and other persons with whom the Company is considered to be a single employer under Code Section 414(b), and all persons with whom the Company would be considered a single employer under Code Section 414(c) and the guidance thereunder (“Code Section 409A”).
(b) Not Offered or Declining Offer to Relocate
You either are not offered employment or you decline the offer of employment at the Company’s new headquarters by responding in the negative to either the Letter of Intent or the Transfer Election Form, and then remain employed by the Company until your employment is terminated as part of the relocation by the Company.
(c) Release Requirements
(i) You must sign the Separation Agreement and Release prescribed by the Plan Administrator, which will contain a customary release and your agreement (as appropriate under applicable law) (A) to refrain from disclosure of confidential information or disparaging the Company and to assist the Company in any litigation matters and (B) for one year after termination of your employment, refrain directly or indirectly (x) from soliciting customers, suppliers or employees of the Company or any of its subsidiaries or (y) competing with the Company or working for specified competitors; and
(ii) the Separation Agreement and Release must become irrevocable.
You shall be eligible for benefits under the Plan only if the Separation Agreement and Release is returned by such time as is established by the Company; provided that to the extent benefits provided pursuant to the Plan would constitute Deferred Compensation, such benefits shall be paid to you only if the release is returned in time to permit the distribution of the benefits to satisfy the requirements of Code Section 409A with respect to the time of payment.
3. Ineligibility for Benefits
The following render you ineligible for benefits under this Plan:
(a) Resignation or Discharge
You will not be eligible for benefits under this Plan if the Plan Administrator determines, in its sole discretion, that your employment was terminated by retirement, resignation without “Good Reason”, death, disability, or involuntary discharge by the Company for “Cause.” A decision to decline the offer of employment as provided for in Subsection 2(b) is not considered a resignation or discharge within the meaning of this Subsection 3(a).
(b) Changed Decisions
If your employment is terminated by the Company, it has the right to cancel or reschedule your separation before you terminate employment. You will not be eligible for benefits under this Plan if your separation is canceled.
(c) Substantially Equivalent Substitute Employment
You will not be eligible for benefits under this Plan, if the Plan Administrator determines, in its sole discretion, that you have been offered substantially equivalent substitute employment, whether you accept the position, and that the substitute employment would not constitute or result in there being “Good Reason”. Substantially Equivalent Substitute Employment is:
(i) an offer of substantially equivalent employment by any entity that assumes operations or functions formerly carried out by the Company (such as the buyer of a facility or any entity to which a Company operation or function has been outsourced);
(ii) an offer of substantially equivalent employment by any affiliate of the Company;
(iii) an offer of substantially equivalent employment by any entity making the job offer at the request of the Company (such as a joint venture of which the Company or an affiliate is a member); or
(iv) an offer of substantially equivalent employment by the Company.
“Substantially Equivalent Substitute Employment” does not include an offer of employment contained in a Letter of Transfer Acceptance and/or Transfer Election Form that is made in conjunction with the relocation of employment to the Company’s new Charlotte headquarters.
(d) Transition Assistance
You will not be eligible for benefits under this Plan unless you stay until officially released by the Company and satisfy all transition assistance requests of the Company to the Company’s satisfaction, such as aiding in the location of files, preparing accounting records, returning all Company property in your possession, or repaying any amounts you owe the Company.
(e) Employee Abrogation of Transfer Election
You will not be eligible for benefits under this Plan if, after committing to relocate to the Company’s new Charlotte headquarters by executing the Transfer Election Form, you do not relocate to Charlotte, or you relocate to Charlotte and then either voluntarily terminate your employment or are terminated for violation of the Chiquita Code of Conduct, within twelve (12) months of the first day of your assignment in Charlotte.
(f)    Other Exclusions
You will not be eligible for benefits under this Plan if you are on a leave of absence, except as otherwise required by applicable law.
4. Cash Benefit
If you are entitled to Plan benefits, you will receive aggregate cash severance payments (your “Cash

Benefit”) equal to the sum of your then current annual base salary and annual bonus target. You will also receive a pro-rata cash bonus (your "Pro Rata Bonus") for the year of termination in an amount equal to the product of (A) the bonus that would have been paid to you based on actual performance had your employment not terminated, and (B) a fraction, the numerator of which is the number of days in such year through the date of your Termination of Employment, and the denominator of which is 365. Such payments will be made as set forth in Section 5.
5. Payment
(a) Cash Benefit
(i) Except as otherwise provided in clause (ii) below, your Cash Benefit under this Plan will be paid over the first twelve months following the date your Separation Agreement and Release has become irrevocable (the “Effective Date”) in equal bi-weekly installments, beginning with the first payroll date after the Effective Date, in accordance with the Company’s customary payroll practices.
(ii) The portion of the benefits to which you are otherwise entitled in accordance with paragraph (i) above that is Deferred Compensation will be paid to you during the calendar year of your termination of employment, to the extent it would have been paid to you as installment payments in accordance with paragraph (i) above (and subject to paragraph (iii) below) if you had signed and returned the release, and it became irrevocable 21 days after your termination date, provided that in no event will you be entitled to payments under this Plan unless you execute such release.
(iii) If any portion of the benefits to which you are otherwise entitled in accordance with paragraph (i) above is Deferred Compensation and you are a Specified Employee, that portion will be paid as follows: (A) any portion of your Cash Benefit that would otherwise be payable during the first six months following your termination of employment will instead be paid in a lump sum on the first business day after six months have elapsed following your termination of employment (the “Six-Month Anniversary”) and (B) the remainder of your Cash Benefit will be paid in equal bi-weekly installments, beginning with the first payroll date after the Six-Month Anniversary.
(b) Pro Rata Bonus Payment
Your Pro Rata Bonus will be paid on the date when annual bonuses for other executives are normally paid; provided that if any portion of your Pro Rata Bonus is Deferred Compensation and you are a Specified Employee, and the Pro Rata Bonus is treated as being paid by reason of termination of employment, that portion will be paid not earlier than the first business day after the Six-Month Anniversary.
(c) Definitions
For purposes of the Plan:
(A) The term “Deferred Compensation” means payments or benefits that would be considered to be provided under a nonqualified deferred compensation plan as that term is defined in Treas. Reg. §1.409A-1.
(B) The term “Specified Employee” shall be defined in accordance with Treas. Reg. §1.409A-1(i) and such rules as may be established by the Administrative Committee from time to time.
(C) The term "Administrative Committee" shall mean the Chiquita Brands International, Inc. Employee Benefits Committee which has been appointed under the Capital Accumulation Plan. Notwithstanding the foregoing, "Administrative Committee" may also include any individual or committee to which the Administrative Committee has delegated authority to act with respect to a specific activity.
6. Additional Benefits
You may continue your health benefits under the normal COBRA rules, but the Company will pay the full premium for COBRA coverage for twelve (12) months. Thereafter, you will be charged the full COBRA premium.
You will also receive one additional year of vesting for purposes of Company employee stock options and restricted stock. If permissible under Code Section 409A, your vested stock options will remain exercisable for one year following termination (but no later than the date they would have expired if you remained employed by the Company).
You will receive outplacement services, the level and duration of which is determined by job category, provided that you begin using those services within 30 days of your separation date, and further provided that in no event shall the outplacement services be provided later than the last day of the second calendar year following the calendar year in which your termination of employment occurred, with any reimbursement that may be due for such expenses to be paid no later than the end of the third calendar year following the calendar year in which the termination of employment occurred.
7. Integration With Other Payments
Benefits under this Plan are not intended to duplicate such benefits as workers’ compensation wage replacement benefits, disability benefits, pay-in-lieu-of-notice, other severance pay, or similar benefits under other benefit plans, or similar benefits under other severance plans or programs, employment contracts, or applicable laws, such as the WARN Act. Should such other benefits be payable, your benefits under this Plan will be reduced accordingly or, alternatively, benefits previously paid under this Plan will be treated as having been paid to satisfy such other benefit obligations. U.S. citizens or green card holders working outside the United States and subject to locally mandated separation or severance payments by the host country will receive the greater of the benefits according to such laws in their host country or this Plan. If you have an Employment Contract, you will not receive any benefits under this Plan unless you waive all benefits of any kind or nature that are created to you under the Employment Contract. In any case, the Plan Administrator, in its sole discretion, will determine how to apply this provision and may override other provisions in this Plan in doing so. Further, adjustments under this Section 7 or Section 10 shall not be applicable to amounts payable under the Plan that would constitute Deferred Compensation except to the extent permitted by Code Section 409A.
8. Reemployment
If you are reemployed by the Company or have been offered Substantially Equivalent Substitute Employment while benefits are still payable under the Plan, all such benefits will cease and unpaid benefits shall be forfeited, except as otherwise specified by the Plan Administrator, in its sole discretion.
9. Taxes
Taxes will be withheld from benefits under the Plan to the extent required by law.
10. Relation to Other Plans
Any prior severance or similar plan of the Company that might apply to you is hereby revoked as to you while you are eligible for Plan benefits. Benefits under this Plan will not be counted as “compensation” for purposes of determining benefits under any other benefit plan, pension plan, non-qualified plan or similar arrangement. All such plans or similar arrangements, to the extent inconsistent with this Plan, are hereby so amended. No benefits that would constitute “excess parachute payments” within the meaning of Code Section 280G, or cause any other amounts to be excess parachute payments, will be paid by this Plan.
11. Amendment or Termination
The Company, acting through the Compensation & Organization Development Committee or its chief executive officer, in its nonfiduciary settlor capacity, may modify, amend or terminate the Plan at any time, prospectively or retroactively, for any reason, without notice and even if currently payable benefits are reduced or eliminated provided however, that no such amendment shall have the effect of causing an acceleration or other distribution that would otherwise result in the application of penalties under Code Section 409A. The Plan Administrator also has the right to amend the Plan, as elsewhere provided in the Plan. No person has any vested right to benefits under this Plan. The Company may amend the Plan to provide greater or lesser benefits to particular employees by sending affected employees a letter setting forth the applicable benefit modification.
12. Claims Procedures
(a) Claims Normally Not Required

Normally, you do not need to present a formal claim to receive benefits payable under this Plan.
(b) Disputes
If any person (Claimant) believes that benefits are being denied improperly, that the Plan is not being operated properly, that fiduciaries of the Plan have breached their duties, or that the Claimant’s legal rights are being violated with respect to the Plan, the Claimant must file a formal claim with the Plan Administrator. This requirement applies to all claims that any Claimant has with respect to the Plan, including claims against fiduciaries and former fiduciaries.
(c) Time for Filing Claims
A formal claim must be filed within 180 days from the date of separation, unless the Plan Administrator in writing consents otherwise. The Plan Administrator shall provide a Claimant, on request, with a copy of the claims procedures established under subsection (d).
(d) Procedures
The Plan Administrator has adopted the procedures for considering claims which are contained in the Appendix and which it may amend from time to time as it sees fit. These procedures provide that final and binding arbitration shall be the ultimate means of contesting a denied claim (even if the Plan Administrator or its delegates have failed to follow the prescribed procedures with respect to the claim). The right to receive benefits under this Plan is contingent on a Claimant using the prescribed claims and arbitration procedures to resolve any claim.
13. Plan Administration
(a) Discretion
The Plan Administrator is responsible for the general administration and management of the Plan and shall have all powers and duties necessary to fulfill its responsibilities, including, but not limited to, the discretion to interpret and apply the Plan and to determine all questions relating to eligibility for benefits. The Plan shall be interpreted in accordance with its terms and their intended meanings. However, the Plan Administrator and all Plan fiduciaries shall have the discretion to interpret or construe ambiguous, unclear, or implied (but omitted) terms in any fashion they deem to be appropriate in their sole discretion, and to make any findings of fact needed in the administration of the Plan. The validity of any such interpretation, construction, decision, or finding of fact shall not be given de novo review if challenged in court, by arbitration, or in any other forum, and shall be upheld unless clearly arbitrary or capricious.
(b) Finality of Determinations
All actions taken and all determinations made in good faith by the Plan Administrator or by Plan fiduciaries will be final and binding on all persons claiming any interest in or under the Plan. To the extent the Plan Administrator or any Plan fiduciary has been granted discretionary authority under the Plan, the Plan Administrator’s or Plan fiduciary’s prior exercise of such authority shall not obligate it to exercise its authority in a like fashion thereafter.
(c) Drafting Errors
If, due to errors in drafting, any Plan provision does not accurately reflect its intended meaning, as demonstrated by consistent interpretations or other evidence of intent, or as determined by the Plan Administrator in its sole discretion, the provision shall be considered ambiguous and shall be interpreted by the Plan Administrator and all Plan fiduciaries in a fashion consistent with its intent, as determined in the sole discretion of the Plan Administrator. The Plan Administrator shall amend the Plan retroactively to cure any such ambiguity.
(d) Scope
This Section may not be invoked by any person to require the Plan to be interpreted in a manner inconsistent with its interpretation by the Plan Administrator or other Plan fiduciaries.
(e) Code Section 409A

This Plan and the benefits provided hereunder are intended to satisfy the requirements of Code Section 409A, and is to be interpreted to avoid accelerated recognition of income or imposition of additional tax under Code Section 409A.
14. Costs and Indemnification
All costs of administering the Plan and providing Plan benefits will be paid by the Company, with one exception: Any expenses (other than arbitrator fees) incurred in resolving disputes with multiple Claimants concerning their entitlement to the same benefit may be charged against the benefit, which will be reduced accordingly. To the extent permitted by applicable law and in addition to any other indemnities or insurance provided by the Company, the Company shall indemnify and hold harmless its (and its affiliates’) current and former officers, directors, and employees against all expenses, liabilities, and claims (including legal fees incurred to defend against such liabilities and claims) arising out of their discharge in good faith of their administrative and fiduciary responsibilities with respect to the Plan. Expenses and liabilities arising out of willful misconduct will not be covered under this indemnity.
15. Limitation on Employee Rights
This Plan shall not give any employee the right to be retained in the service of the Company or interfere with or restrict the right of the Company to discharge or retire the employee.
16. Governing Law
This Plan is a welfare plan subject to the Employee Retirement Income Security Act of 1974 and it shall be interpreted, administered, and enforced in accordance with that law. This Plan is intended to comply with Code Section 409A and shall be considered and interpreted in accordance with such intent. To the extent that the benefits under the Plan are subject to Code Section 409A, they shall be provided in a manner that will comply with Code Section 409A, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto (the “Guidance”). Any provision of this Plan that would cause the payment of the benefits to fail to satisfy Code Section 409A shall have no force and effect until amended to comply with Code Section 409A, which amendment may be retroactive to the extent permitted by the Guidance. To the extent that state law is applicable, the statutes and common law of the State of Ohio (excluding its choice of law, statutes or common law) shall apply.
17. Miscellaneous
Where the context so indicates, the singular will include the plural and vice versa. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan. Unless the context clearly indicates to the contrary, a reference to a statute or document shall be construed as referring to any subsequently enacted, adopted, or executed counterpart.

APPENDIX
Detailed Claim and Arbitration Procedures
1. Claims Procedure
(a) Initial Claims
All claims shall be presented to the Plan Administrator in writing. Within 90 days after receiving a claim, a claims official appointed by the Plan Administrator shall consider the claim and issue his or her determination thereon in writing. The claims official may extend the determination period for up to an additional 90 days by giving the Claimant written notice. The initial claim determination period can be extended further with the consent of the Claimant. Any claims that the Claimant does not pursue in good faith through the initial claims stage shall be treated as having been irrevocably waived.
(b) Claims Decisions
If the claim is granted, the benefits or relief the Claimant seeks shall be provided. If the claim is wholly or partially denied, the claims official shall, within 90 days (or a longer period, as described above), provide the Claimant with written notice of the denial, setting forth, in a manner calculated to be understood by the Claimant: (1) the specific reason or reasons for the denial; (2) specific references to the provisions on which the denial is based; (3) a description of any additional material or information necessary for the Claimant to perfect the claim, together with an explanation of why the material or information is necessary; and (4) an explanation of the procedures for appealing denied claims. If the Claimant can establish that the claims official has failed to respond to the claim in a timely manner, the Claimant may treat the claim as having been denied by the claims official.
(c) Appeals of Denied Claims
Each Claimant shall have the opportunity to appeal the claims official’s denial of a claim in writing to an appeals official appointed by the Plan Administrator (which may be a person, committee, or other entity). A Claimant must appeal a denied claim within 60 days after receipt of written notice of denial of the claim, or within 60 days after it was due if the Claimant did not receive it by its due date. The Claimant (or his or her duly authorized representative) may review pertinent documents in connection with the appeals proceeding and may present issues and comments in writing. The Claimant only may present evidence and theories during the appeal that the Claimant presented during the initial claims stage, except for information the claims official may have requested the Claimant to provide to perfect the claim. Any claims that the Claimant does not pursue in good faith through the appeals stage, such as by failing to file a timely appeal request, shall be treated as having been irrevocably waived.
(d) Appeals Decisions
The decision by the appeals official shall be made not later than 60 days after the written appeal is received by the Plan Administrator, unless special circumstances require an extension of time, in which case a decision shall be rendered as soon as possible, but not later than 120 days after the appeal was filed, unless the Claimant agrees to a further extension of time. The appeal decision shall be in writing, shall be set forth in a manner calculated to be understood by the Claimant, and shall include specific reasons for the decision, as well as specific references to the provisions on which the decision is based, if applicable. If a Claimant does not receive the appeal decision by the date it is due, the Claimant may deem his or her appeal to have been denied.
(e) Procedures
The Plan Administrator shall adopt procedures by which initial claims shall be considered and appeals shall be resolved; different procedures may be established for different claims. All procedures shall be designed to afford a Claimant full and fair consideration of his or her claim.
(f) Arbitration of Rejected Appeals
If a Claimant has pursued his or her claim through the appeal stage of these claims procedures, the Claimant may contest the actual or deemed denial of that claim through arbitration, as described below. In no event shall any denied claim be subject to resolution by any means (such as in a court of law) other than arbitration in accordance with the following provisions.
2. Arbitration Procedure
(a) Request for Arbitration
A Claimant must submit a request for arbitration to the Plan Administrator within 60 days after receipt of the written denial of his or her appeal (or within 60 days after he or she should have received the determination). The Claimant or the Plan Administrator may bring an action in any court of appropriate jurisdiction to compel arbitration in accordance with these procedures.
(b) Applicable Arbitration Rules
The arbitration shall be held under the auspices of the American Arbitration Association (AAA) in accordance with the AAA’s then-current Employment Dispute Resolution Rules and the Due Process Protocol for Mediation and Arbitration of Statutory Disputes Arising Out of the Employment Relationship.
(c) Location
The arbitration will take place in Cincinnati, Ohio, or in such other location as may be acceptable to both the Claimant or the Plan Administrator.
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